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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                            Bergen Brunswig Corp.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  083739102
      -------------------------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  083739102             SCHEDULE 13G

1.   Name of Reporting Person

     Sanford C. Bernstein & Co. Inc.
     767 Fifth Avenue
     New York NY  10153

     I.R.S. Identification No. of Above Person (entities only)

     133464161

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

      CA

Number of Shares         5.   Sole Voting Power

 Beneficially                  7,584,646

 Owned by Each           6.   Shared Voting Power

Reporting Person               1,852,958

     With                7.   Sole Dispositive Power

                              15,960,967

                         8.   Shared Dispositive Power

                              0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     15,960,967

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     11.8%

12.  Type of Reporting Person

     IA/BD

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ITEM 1 (a)   Bergen Brunswig Corp.
ITEM 1 (b)   4000 Metropolitan Drive
             Orange CA  92868
ITEM 2 (a)   Sanford C. Bernstein & Co., Inc.
ITEM 2 (b)   767 Fifth Avenue
             New York NY 10153
ITEM 2 (c)   New York
ITEM 2 (d)   Common
ITEM 2 (e)   083739102

ITEM 3       Investment Advisor/Broker Dealer

ITEM 4 (a)       15,960,967
ITEM 4 (b)       11.8%
ITEM 4 (c)(i)    7,584,646
ITEM 4 (c)(ii)   1,852,958
ITEM 4 (c)(iii)  15,960,967
ITEM 4 (c)(iv)   0

ITEM 5       Not Applicable

ITEM 6 The security referred to in this schedule is held for the accounts of discretionary clients. These clients have the right to receive dividends from and the proceeds of the sale of such security.

ITEM 7       Not Applicable

ITEM 8       Not Applicable

ITEM 9       Not Applicable

ITEM 10 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

* Sanford C. Bernstein & Co., Inc. clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Sanford C. Bernstein & Co., Inc.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 1999            /s/ Michael Borgia
                                   Name:  Michael Borgia
                                   Title: Senior Vice President